SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

NUTRITION 21, INC.

(Name of Issuer)

COMMON STOCK, $0.005 PAR VALUE
(Title of Class of Securities)

67069V108

 (CUSIP Number)

Michel Amsalem or Joshua Thomas
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, New York 10017
212 624 5030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2011
____________________
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☒

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Midsummer Investment Ltd. (“Midsummer Investment”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		22,047,837
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		0
WITH:
	9	SOLE DISPOSITIVE POWER:

22,047,837

	10	SHARED DISPOSITIVE POWER

0.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,047,837 (See Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.62% (See Items 3 and 5)

14	TYPE OF REPORTING PERSON

OO

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.005 par value (the “Common Stock”) of Nutrition 21, Inc., a New York corporation, which has its principal business office at 4 Manhattanville Road, Purchase, New York 10577 (the “Company” or the “Issuer”).

Item 2.   Identity and Background.

(a)           This Statement is filed by Midsummer Investment Ltd., an entity organized under the laws of Bermuda (“Midsummer Investment” or the “Reporting Person”).

(b)           The business address for the Reporting Person is c/o Midsummer Capital, LLC, 295 Madison Avenue, 38th Floor, New York, NY 10017.

(c)           The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d)           The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On September 11, 2007, pursuant to a securities purchase agreement (the “Purchase Agreement”), the Company issued and sold 5,000 shares of the Company’s 8% Series J Convertible Preferred Stock (the “Preferred Stock”).  The aggregate purchase price paid for the Preferred Stock was $5,000,000.

As payment of dividends on the Preferred Stock, the Reporting Person received the 22,047,837 shares of Common Stock beneficially owned.

In addition to the Preferred Stock, pursuant to the Purchase Agreement, the Reporting Person also received Common Stock purchase warrants to purchase up to an aggregate 1,891,611 shares of Common Stock (the “Warrants”).  As of the date of this filing, the Reporting Person has not exercised any of the Warrants.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Midsummer beneficially owns 22,047,837 of the voting securities of the Company representing approximately 13.62% of the outstanding voting securities of the Company as of the date hereof (based on the 161,878,164 shares of Common Stock issued and outstanding on February 11, 2011, as reported by the Company’s Chief Financial Officer through written confirmation on February 14, 2011).

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c)      The Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MIDSUMMER INVESTMENT LTD.

February 28, 2011	By:	/s/ Michel Amsalem
Name: Michel Amsalem
Title: Director